Audiovox Specialized Applications,
LLC And Subsidiary
(A Limited Liability Company)

Consolidated Financial Report

11.30.2009

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP is a member firm of RSM International
-- an affiliation of separate and independent legal entities.

McGladrey & Pullen, LLP is a member firm of RSM International
-- an affiliation of separate and independent legal entities.

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
Audiovox Specialized Applications, LLC and Subsidiary
Elkhart, Indiana

We have audited the accompanying consolidated balance sheets of Audiovox Specialized Applications, LLC and Subsidiary as of November 30, 2009 and 2008, and the related consolidated statements of income, members' equity, and cash flows for each of the three years in the period ended November 30, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Audiovox Specialized Applications, LLC and Subsidiary as of November 30, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Elkhart, Indiana
March 5, 2010

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Audiovox Specialized Applications, LLC and Subsidiary
(A Limited Liability Company)

Consolidated Balance Sheets
November 30, 2009 and 2008

	2009	2008

ASSETS

Current Assets
Cash and cash equivalents	$1,299,842	$5,012,292
Available-for-sale securities	8,005,000	3,995,000
Trade receivables	4,012,261	2,956,954
Inventories	8,373,154	14,376,282
Prepaid expenses	157,712	176,928
Total current assets	21,847,969	26,517,456

Leashold Improvements and Equipment at depreciated cost	2,742,061	1,999,681

Intangible Assets, trademark rights	2,647,623	2,647,623
	$27,237,653	$31,164,760

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts payable	$2,048,229	$1,368,205
Accrued expenses:
Payroll and related taxes	696,599	770,296
Warranty	2,329,000	2,647,000
Other	126,036	243,673
Total current liabilities	5,199,864	5,029,174

Commitments and Contingencies

Members' Equity	22,037,789	26,135,586
	$27,237,653	$31,164,760

See Notes to Financial Statements

Audiovox Specialized Applications, LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statements of Income
November 30, 2009, 2008 and 2007

	2009	2008	2007

Net sales	$45,212,490	$60,421,895	$71,368,141

Cost of goods sold	36,913,059	49,920,774	56,006,751

Gross profit	8,299,431	10,501,121	15,361,390

Selling, general and administrative expenses	5,917,110	7,417,272	8,583,032

Operating income	2,382,321	3,083,849	6,778,358

Nonoperating income (expense):
Investment income	74,902	92,544	103,449
Interest expense	-	-	(574)
	74,902	92,544	102,875
Net income	$2,457,223	$3,176,393	$6,881,233

See Notes to Financial Statements

Audiovox Specialized Applications, LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statements of Members' Equity
November 30, 2009, 2008 and 2007

	2009	2008	2007

Balance, beginning	$26,135,586	$26,128,658	$23,336,848
Net income	2,457,223	3,176,393	6,881,233
Member distributions	(6,555,020)	(3,169,465)	(4,089,423)
Balance, ending	$22,037,789	$26,135,586	$26,128,658

See Notes to Financial Statements

Audiovox Specialized Applications, LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statements of Cash Flows
November 30, 2009, 2008 and 2007

	2009	2008	2007

Cash Flows From Operating Activities
Net income	$2,457,223	$3,176,393	$6,881,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	805,605	770,546	813,970
Inventory writedowns and reserves	279,972	2,018,565	89,784
Loss on sale of equipment	41,767	18,996	234,282
Change in assets and liabilities:
Decrease (increase) in:
Trade receivables	(1,055,307)	2,455,021	(562,504)
Inventories	5,723,156	(1,037,503)	(253,014)
Prepaid expenses	19,216	(40,946)	(20,452)
Increase (decrease) in:
Accounts payable	227,654	(172,913)	(537,780)
Accrued expenses	(509,334)	(512,152)	344,501
Net cash provided by operating activities	7,989,952	6,676,007	6,990,020

Cash Flows From Investing Activities
Proceeds on sale of equipment	13,635	17,520	6,660
Purchase of leasehold improvements and equipment	(1,151,017)	(684,163)	(1,327,404)
Proceeds from sale of available-for-sale securities	19,925,000	10,910,225	10,870,000
Purchase of available-for-sale securities	(23,935,000)	(10,005,225)	(12,200,000)
Net cash provided by (used in) investing activities	(5,147,382)	238,357	(2,650,744)

Cash Flows From Financing Activities
Member distributions	(6,555,020)	(3,169,465)	(4,089,423)
Increase (decrease) in cash and cash equivalents	(3,712,450)	3,744,899	249,853

Cash and cash equivalents, beginning	5,012,292	1,267,393	1,017,540

Cash and cash equivalents, ending	$1,299,842	$5,012,292	$1,267,393

See Notes to Financial Statements

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business:

Audiovox Specialized Applications ("ASA") "The Mobile Electronics Company" is an international supplier of mobile electronics in certain niche markets in the Automotive Industry including: Recreational Vehicle, Van/SUV Conversion, Commercial Vehicle, Heavy Duty Truck, Agricultural, Construction, Bus, Limousine, and Marine industries.  Its proprietary line of products include: Flexvision LCD Entertainment Systems, including DVD and video cassette players; Voyager Rear Observation and Bus Monitor/PA Systems and radios; Nextgen Modular Chassis Systems; Aquatronics Marine Radios, Speakers, and Housings; Jensen Marine Radios, Speakers and Housings and other Audio/Video Products; and Heavy Duty Systems, Radios and other Audio Products.  These products are sold to customers throughout the world, generally on 30-day terms.  ASA is headquartered in Elkhart, Indiana and has a public distribution center in Oregon.

Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary.  All significant intercompany accounts have been eliminated in consolidation.

Revenue recognition:

The Company recognizes revenue from product sales at the time of passage of title and risk of loss to the customer either at F.O.B. Shipping Point or F.O.B. Destination, based upon terms established with the customer.  The Company's selling price is fixed and determined at the time of shipment and collectability is reasonably assured and not contingent upon the customer's resale of the product.  The customers are generally not given rights of return.  In the event customers are granted rights of return, the Company estimates and records an allowance for future returns.  At November 30, 2009 and 2008 no such allowance was deemed necessary.  Product sales are generally not subject to acceptance or installation by Company or customer personnel.

The Company recognizes royalty revenue at the time the related product is purchased by Audiovox Corporation ("Audiovox"), a member of ASA.  Total royalty revenue under this agreement for the years ended November 30, 2009, 2008, and 2007 was approximately $263,000, $629,000, and $831,000 respectively and is included in net sales.

All sales transactions are denominated in U.S. dollars.

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Shipping and delivery:

The Company recognizes shipping and delivery costs in selling, general and administrative expenses in the accompanying statements of income.  These costs for the years ended November 30, 2009, 2008 and 2007 were approximately $279,000, $464,000 and $487,000 respectively.

Sales incentives:

The Company offers sales incentives to its customers primarily in the form of co-operative advertising allowances and rebates.  All significant sales incentives require the customer to purchase the Company’s products during a specified period of time.  Claims are settled either by the customer claiming a deduction against an outstanding account receivable or by the customer requesting a check.  Rebates and co-op advertising allowances offered to customers require that product be purchased during a specified period of time.  The amount offered is generally based upon a fixed percentage of sales revenue to the customer.  Since the rebate percentage is generally fixed, the Company records the related rebate at the time of sale.

Members' equity:

In accordance with the generally accepted method of presenting limited liability company financial statements, the accompanying financial statements do not include other corporate assets and liabilities of the members, including their obligation for income taxes on the net income of the limited liability company nor any provision for income tax expense.

It is the Company's intent to distribute funds to members to cover their income tax liabilities.  No provision has been made for any material distributions which may be made subsequent to the balance sheet date.

Subsequent to November 30, 2009, the Company paid approximately $461,000 of member distributions.

The LLC operating agreement does not provide for separate classes of ownership.  Audiovox and ASA Electronics Corporation share equally in all LLC events and the related member accounts are considered equal on a fair value basis.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers investments in various repurchase agreements with its bank, money market accounts and treasury bills with a maturity of three months or less to be cash equivalents.  Cash equivalents amounted to approximately $884,000 and $4,813,000 for the years ended November 30, 2009 and 2008 respectively.

The Company maintains its cash accounts in amounts which, at times, may be in excess of insurance limits provided by the Federal Deposit Insurance Corporation.

Available-for-sale securities:

Available-for-sale securities consist of investments in marketable debt securities.  Debt securities consist primarily of obligations of municipalities.

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Management determines the appropriate classification of securities at the date individual investment securities are acquired and the appropriateness of such classification is reassessed at each balance sheet date.  Since the Company neither buys investment securities in anticipation of short-term fluctuation in market prices nor commits to holding debt securities to their maturities, the investments in debt and equity securities have been classified as available-for-sale in accordance with accounting standards.  Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, if any, are reported as a separate component of members' equity.

The amount classified as current assets on the accompanying balance sheets represents the amount of marketable debt securities expected to be sold during the next year.

A decline in the market value of any available-for-sale security below cost that is deemed other-than-temporary results in a reduction in carrying amount to fair value.  The impairment is charged to earnings and a new cost basis for the security is established.  The Company considers numerous factors, on a case by case basis, in evaluating whether the decline in market value of an available-for-sale security below cost is other-than-temporary.  Such factors include, but are not limited to, (i) the length of time and the extent to which the market value has been less than cost, (ii) the financial condition and the near-term prospects of the issuer or the investment and, (iii) whether the Company’s intent to retain the investment for the period of time is sufficient to allow for any anticipated recovery in market value.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Trade receivables in the accompanying balance sheets at November 30, 2009 and 2008 are stated net of an allowance for doubtful accounts of approximately $50,000 and $60,000 respectively.  Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts.  Trade receivables are written off when deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when received.  Generally, a trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days.

Inventories:

The Company values its inventory at the lower of the actual cost to purchase (primarily on a weighted moving average basis) and/or the current estimated market value of the inventory less expected costs to sell the inventory.  The Company regularly reviews inventory quantities on-hand and records a provision for excess and obsolete inventory based primarily from selling prices, indications from customers based upon current price negotiations and purchase orders.  The Company’s industry is characterized by rapid technological change and frequent new product introductions that could result in an increase in the amount of obsolete inventory quantities on-hand.

During the years ended November 30, 2009, 2008, and 2007 the Company recorded write downs of inventory of approximately $280,000, $2,018,000, and $90,000 respectively related to lower of cost or market adjustments.  This charge to income is included in cost of goods sold in the accompanying consolidated statement of income.

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Depreciation:

Depreciation of leasehold improvements is computed over the lesser of the underlying lease term or the estimated useful lives and equipment is computed principally by the straight-line method over the following estimated useful lives:

Years
Leasehold improvements	5-9
Machinery and equipment	5-10
Tooling and molding	3
Transportation equipment	5
Office furniture and fixtures	10
Computer equipment	3-5
Booth displays	7

Warranties:

The Company provides a limited warranty primarily for a period of up to three years for its products.  The Company’s standard warranties require the Company, the original equipment manufacturer or its dealers to repair or replace defective products during such warranty periods at no cost to the consumer.  The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized.  The related expense is recorded as cost of goods sold in the accompanying statements of income.  Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, the historical lag time between product sales and product claims, and cost per claim.  The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.  The Company utilizes historical trends and analytical tools to assist in determining the appropriate loss reserve levels.

Changes in the Company’s warranty liability during the years ended November 30, 2009, 2008, and 2007 are as follows:

	2009	2008	2007

Balance, beginning	$2,647,000	$2,457,000	$2,307,000
Accruals for products sold	854,016	2,032,340	2,497,155
Payments made	(1,172,016)	(1,842,340)	(2,347,155)
Balance, ending	$2,329,000	$2,647,000	$2,457,000

Income taxes:

As a limited liability Company, the Company’s taxable income is allocated to members in accordance with their respective percentage ownership.  Therefore, no provision or liability for income taxes has been included in the financial statements.

Advertising costs:

The Company expenses the cost of advertising (including trade shows), as incurred.  Advertising costs in the accompanying statements of income were approximately $266,000, $459,000, and $629,000, for the years ended November 30, 2009, 2008, and 2007 respectively.

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Long-lived assets and other intangible assets:

The Company acquired certain trademark rights from Audiovox in August 2003.  In connection with the acquisition, Audiovox sublicensed its rights in relation to the trademark to the Company and cannot terminate these rights under the terms of the acquisition agreement.  The Company has accounted for trademark rights as an indefinite lived intangible asset.  Accounting standards require that intangible assets with indefinite useful lives be tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company has performed its annual impairment test for the years ended November 30, 2009, 2008, and 2007 and no impairment was identified.

In accordance with accounting standards, the Company reviews its long-lived assets periodically to determine potential impairment. If indicators are present, the Company compares the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition.  Should the sum of the expected future net cash flows be less that the carrying value, the Company would recognize an impairment loss at that date.  An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets.  There was no impairment of long-lived assets for the years ended November 30, 2009, 2008 and 2007.

New accounting pronouncements:

In June 2006, the Financial Accounting Standards Board (FASB) issued a new accounting standard for Accounting for Uncertainty in Income Taxes.  The new standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of the new standard these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also.  In January 2009, the FASB delayed the effective date of the new standard for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt the new standard in its 2010 annual financial statements.  Management is currently assessing the impact of the new standard on its consolidated financial position and results of operations and has not determined if the adoption of the new standard will have a material effect on its financial statements.

In June 2009, the FASB issued accounting guidance that modifies the approach for determining the primary beneficiary of a variable interest entity (“VIE”) by amending existing guidance for Consolidation of Variable Interest Entities. Under the new guidance, an enterprise is required to make a qualitative assessment whether it has (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and, (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered primary beneficiary and must consolidate the VIE. The new guidance is effective for the Company on December 1, 2009. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Note 2.	Fair Value Measurements

On December 1, 2008, the Company adopted the new accounting standards that define fair value, establish a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements.

Accounting standards specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company’s own assumptions of market participant valuation (unobservable inputs). In accordance with the accounting standards, these two types of inputs have created the following fair value hierarchy:

Level 1 –	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 –
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The standard requires the use of observable market data if such data is available without undue cost and effort.  The following is a description of the valuation methodologies used for instruments measured at fair value:

Cash and cash equivalents, accounts receivable, accounts payable:

The carrying amounts approximate fair value due to the short maturity of those instruments.

Investments in available-for-sale securities:

The fair values of the investments in available-for-sale securities are estimated based on quoted market prices.

Note 3.	Available-For-Sale Securities

The following is a summary of the Company's investment securities as of November 30, 2009 and 2008:

2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government bonds	$8,005,000	$ -	$ -	$8,005,000

2008
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government bonds	$3,995,000	$ -	$ -	$3,995,000

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

The cost and fair value of debt securities by contractual maturities as of November 30, 2009 are as follows:

		Fair
	Cost	Value

Due after three years	$8,005,000	$8,005,000

The government bonds contain a put feature which allows the Company to sell the bonds to a brokerage house at par value on seven day terms and a floating interest rate which is reset on a periodic basis.

Expected maturities may differ from contractual maturities because the issuers of certain debt securities have the right to prepay their obligations without penalty.

A summary of proceeds from the sale of available-for-sale securities and investment earnings for the years ended November 30, 2009, 2008, and 2007 is as follows:

	2009	2008	2007

Proceeds from the sale of available-for-sale securities	$19,925,000	$10,910,225	$10,870,000

Interest earned	74,902	92,544	103,449

Note 4.	Leasehold Improvements and Equipment

The cost of leasehold improvements and equipment and the related accumulated depreciation at November 30, 2009 and 2008 are as follows:

	2009	2008

Leasehold improvements	$1,113,578	$1,018,958
Machinery and equipment	1,118,788	1,203,214
Tooling and molding	2,168,476	1,090,036
Transportation equipment	523,657	474,447
Office furniture and fixtures	374,778	374,778
Computer equipment	1,164,256	1,053,534
Booth displays	202,220	202,220
Construction in progress	83,406	56,769
	6,749,159	5,473,956
Less accumulated depreciation	4,007,098	3,474,275
	$2,742,061	$1,999,681

Note 5.	Major Vendors

For the years ended November 30, 2009, 2008, and 2007, the Company purchased approximately 82%, 68%, and 65% respectively of its products for resale from their top five vendors.  The top five vendors varied during the years presented.

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Note 6.	Transactions with Related Parties and Lease Commitments

The Company is affiliated with various entities through common ownership by Audiovox.  Transactions with Audiovox and affiliates and subsidiaries for the years ended November 30, 2009, 2008, and 2007 are approximately as follows:

	2009	2008	2007

Net product sales	$33,000	$84,000	$144,000
Royalty revenue	263,000	629,000	831,000
Purchases	484,000	481,000	879,000

The Company has a royalty agreement with Audiovox whereby the Company earns a 3% royalty on the member's purchases of certain mobile video product from a third party.  The related revenue has been included in net sales on the consolidated statements of income.

At November 30, 2009 and 2008, amounts included in trade receivables and accounts payable resulting from the above transactions are approximately as follows:

	2009	2008

Trade receivables	$197,000	$70,000
Accounts payable	130,000	166,000

At November 30, 2009, the Company leases warehouse, manufacturing, and office facilities from Irions Investments, LLC, an entity related through common ownership, for approximately $42,000 per month, plus the payment of property taxes, normal maintenance, and insurance on the property under an agreement which expires August 2016, with two five-year options to extend, at the Company's discretion.

The Company leases certain equipment from unrelated parties under agreements that require monthly payments totaling approximately $1,250 and expire through September 2011.

The total rental expense included in the statements of income for the years ended November 30, 2009, 2008, and 2007 is approximately $592,000, $623,000 and $522,000, respectively, of which approximately $508,000, $504,000, and $484,000 respectively was paid to Irions Investments, LLC.

The total approximate minimum rental commitment at November 30, 2009 under the leases is due as follows:

	Related Party	Other	Total

During the year ending November 30,
2010	$508,000	$8,000	$516,000
2011	508,000	4,000	512,000
2012	508,000	-	508,000
2013	508,000	-	508,000
2014	508,000	-	508,000
Thereafter	890,000	-	890,000
	$3,430,000	$12,000	$3,442,000

Audiovox Specialized Applications, LLC And Subsidiary
(A Limited Liability Company)

Notes To Financial Statements

Note 7.	Employee Benefit Plans

The Company has profit-sharing and 401(k) plans for the benefit of all eligible employees.  The Company's contributions are discretionary and are limited to amounts deductible for federal income tax purposes.  Discretionary contributions were approximately $194,000, $275,000, and $352,000 for the years ended November 30, 2009, 2008, and 2007 respectively.

The Company also maintains a discretionary employee bonus plan for the benefit of its key executive, operating officers, managers and select salespersons.  The total bonus expense included in the statements of income for the years ended November 30, 2009, 2008, and 2007 is approximately $497,000, $1,040,000, and $1,622,000 respectively.

The Company has a health plan for its employees, which is self-insured for medical and pharmaceutical claims up to $35,000 per participant and approximately $358,000 annually in aggregate.  The excess loss portion of the employees' coverage has been reinsured with a commercial carrier.

Note 8.	Litigation

At times, the Company has pending legal proceedings.  These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company.  In the opinion of management the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 9.	Major Customer

Net sales to a customer comprising 10% of more of total net sales for the year ended November 30, 2009 and 2008 totaled approximately $11,661,000 and $10,169,000 respectively.  The related trade receivables balances due from that customer at November 30, 2009 and 2008 were approximately $751,000 and $387,000 respectively.

Note 10.	Subsequent events:

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 5, 2010, the date the financial statements were available to be issued.

Note 11.	Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended November 30, 2009, 2008, and 2007 are as follows:
	2009	2008	2007

Supplemental schedule of noncash investing and financing activities:
Purchase of equipment financed through increase in accounts payable	$452,370	-	-